EXHIBIT 20.1

                                  PRESS RELEASE


                MARKETING SERVICES GROUP COMPLETES ACQUISITION OF
                                MEDIA MARKETPLACE


NEW YORK--December 30, 1997--Marketing Services Group, Inc. (Nasdaq:MSGI) today announced the completion of its acquisition of Media Marketplace, Inc., a leading direct marketing firm based in suburban Philadelphia. As previously reported, MSGI closed a $15 million private financing with a Fortune 50 Company on December 26, 1997. A major portion of the proceeds will remain earmarked for future acquisitions and expansion capital.

According to MSGI Chairman and Chief Executive Officer, Jeremy Barbera, the transaction will be accretive and should more than double MSGI's revenues to $70 million on a proforma basis in the current fiscal year, ending June 30, 1998. An independent valuation of Media Marketplace was provided by Gruppo, Levy + Capell, Inc.

Founded in 1973, Media Marketplace specializes in providing list management, list brokerage and media planning services to major national publishing and fundraising clients in the direct marketing industry. The firm has relationships with some of the most respected and prestigious mailers and marketers in the country, and works with leading magazines, continuity clubs, fundraisers, membership groups and catalog buyers.

MSGI provides database marketing, custom telemarketing and telefundraising services, and online consulting and Web design to more than 900 commercial and not-for-profit clients in the United States and Canada. The company operates through its wholly-owned subsidiaries, SD&A, Metro Direct, Pegasus Internet and Media Marketplace.

Matters discussed in this release include forward looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ are stated in the company's reports to the Securities and Exchange Commission including its 10-Q for the period ended September 30, 1997 and its annual report on Form 10-K for the year ended June 30, 1997.